Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at this

Time, Please Disregard this Notice. This is Solely Notification of the

Fund’s Tender Offer.

January 16, 2008

Dear Alternative Investment Partners Absolute Return Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Alternative Investment Partners Absolute Return Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on January 16, 2008 while tenders of Shares may be withdrawn until 12:00 midnight New York time on February 29, 2008, but tenders of Shares must be submitted no later than February 15, 2008. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed envelope no later than February 15, 2008. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by Morgan Stanley AIP GP LP (referred to herein as “Morgan Stanley AIP” or the “Adviser”), either by mail or by fax in good order no later than February 15, 2008.

If we may be of further assistance, please contact us by calling one of our dedicated Alternative Investment Partners account representatives at (800) 421-7572, Monday through Friday, except holidays, from 8:00 am to 5:00 pm Central time.

Sincerely,

Alternative Investment Partners Absolute Return Fund

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